UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

____________________

Integra Resources Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1040	98-1431670
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

1050-400 Burrard Street
Vancouver, British Columbia V6C 3A6 Canada
(604) 416-0576
(Address and telephone number of Registrant's principal executive offices)

____________________

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, no par value	ITRG	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes     [X] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [  ] Yes      [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Integra Resources Corp. (the "Company", the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements within the meaning of applicable securities laws that reflect management's expectations with respect to future events, the Company's financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would", and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company's Annual Information Form for the year ended December 31, 2019 filed as Exhibit 99.3 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant's forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The mineral resource and mineral reserve disclosure in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") pursuant to SEC Industry Guide 7 applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act of 1933, as amended, or the Exchange Act. As such, information contained or incorporated by reference in this Registration Statement concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Industry Guide 7.

Mineral resource estimates included in this Registration Statement and in any document incorporated by reference herein or therein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. In particular, this Registration Statement and any document incorporated by reference herein, include the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource." While these terms are recognized and required by Canadian regulations (under NI 43-101), SEC Industry Guide 7 does not recognize them. In addition, documents incorporated by reference in this Registration Statement may include disclosure of "contained ounces" of mineralization. Although such disclosure is permitted under Canadian regulations, SEC Industry Guide 7 only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards pursuant to Industry Guide 7.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. "Inferred mineral resources" have a lower level of confidence than an "indicated mineral resource" and must not be converted to a mineral "reserve". The quantity and grade of reported "inferred resources" in this estimation are uncertain in nature and there has been insufficient exploration to define these "inferred resources" as an "indicated or measured" mineral resource and it is uncertain if further exploration will result in upgrading them to an "indicated or measured" mineral resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.86 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.78 through 99.86 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading "Capital Structure" in the Registrant's Annual Information Form for the fiscal year ended December 31, 2019, attached hereto as Exhibit 99.1.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2988.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2019, information with respect to the Registrant's known contractual obligations:

	Payments due by period

		Less than			More than
Contractual Obligations	Total ($)	1 year ($)	1-3 years ($)	3-5 years ($)	5 years ($)

Lease Obligations	1,018,153	404,784	593,925	19,444	-

Purchase Obligations (Payables)	1,401,512	1,401,512	-	-	-

Total	$2,419,665	$1,806,296	$593,925	$19,444	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Integra Resources Corp.

	By:	/s/ Andrée St-Germain
Name: Andrée St-Germain
Date: July 7, 2020		Title: Chief Financial Officer and Corporate Secretary

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Annual Information Form of Integra Resources Corp. for the fiscal year ended December 31, 2019

99.2	Management's Discussion and Analysis of Integra Resources Corp. for the years ended December 31, 2019 and 2018

99.3	Consolidated Financial Statements of Integra Resources Corp. for the years ended December 31, 2019 and 2018

99.4	Annual Information Form of Integra Resources Corp. for the fiscal year ended December 31, 2018

99.5	Management's Discussion and Analysis of Integra Resources Corp. for the years ended December 31, 2018 and 2017

99.6	Consolidated Financial Statements of Integra Resources Corp. for the years ended December 31, 2018 and 2017

99.7	News Release dated January 10, 2019

99.8	News Release dated January 16, 2019

99.9	News Release dated January 21, 2019

99.10	News Release dated February 14, 2019

99.11	News Release dated April 8, 2019

99.12	Confirmation of Notice of Annual and Special Meeting of Shareholders dated March 29, 2019

99.13

Certification of Annual Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with filing of the AIF, annual financial statements and annual MD&A by CEO dated April 25, 2019

99.14

Certification of Annual Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with filing of the AIF, annual financial statements and annual MD&A by CFO dated April 25, 2019

99.15	Code of Business Conduct and Ethics dated April 25, 2019

99.16	News Release dated May 7, 2019

99.17	Form of Proxy of Integra Resources Corp.

99.18	Management Information Circular dated May 3, 2019

99.19	Notice of Annual General Meeting of Shareholders dated May 3, 2019

99.20	Management's Discussion and Analysis of Integra Resources Corp. for the three-month periods ended March 31, 2019 and 2018

99.21	Unaudited Interim Condensed Consolidated Financial Statements of Integra Resources Corp. for the three-month periods ended March 31, 2019 and 2018

99.22	Certification of Interim Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated May 14, 2019

99.23	Certification of Interim Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated May 14, 2019

99.24	News Release dated June 17, 2019

99.25	Material Change Report dated June 21, 2019

99.26	Technical Report and Updated Resource Estimates for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA dated July 30, 2019

99.27	News Release dated July 30, 2019

99.28	News Release dated August 1, 2019

99.29	News Release dated August 6, 2019

99.30	News Release dated August 7, 2019

99.31	Material Change Report dated August 8, 2019

99.32	News Release dated August 16, 2019

99.33	Special Warrant Indenture of Integra Resources Corp. dated August 16, 2019

99.34	Material Change Report dated August 22, 2019

99.35	Certification of Interim Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated August 27, 2019

99.36	Certification of Interim Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated August 27, 2019

99.37	Management's Discussion and Analysis of Integra Resources Corp. for the three and six-month periods ended June 30, 2019 and 2018

99.38	Unaudited Interim Condensed Consolidated Financial Statements of Integra Resources Corp. for the three and six-month periods ended June 30, 2019 and 2018

99.39	News Release dated September 9, 2019

99.40	Amended Material Change Report dated September 12, 2019

99.41	News Release dated September 16, 2019

99.42	Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA dated October 22, 2019

99.43	News Release dated October 22, 2019

99.44	News Release dated November 5, 2019

99.45	News Release dated November 14, 2019

99.46	News Release dated November 15, 2019

99.47	Underwriting Agreement dated November 19, 2019

99.48	Material Change Report dated November 21, 2019

99.49	News Release dated November 25, 2019

99.50

Certification of Interim Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated November 29, 2019

99.51

Certification of Interim Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated November 29, 2019

99.52	Management's Discussion and Analysis of Integra Resources Corp. for the three and nine-month periods ended September 30, 2019 and 2018

99.53	Unaudited Interim Condensed Consolidated Financial Statements of Integra Resources Corp. for the three and nine-month periods ended September 30, 2019 and 2018

99.54	News Release dated December 4, 2019

99.55	News Release dated December 10, 2019

99.56	News Release dated December 17, 2019

99.57	News Release dated February 6, 2020

99.58	News Release dated February 24, 2020

99.59	Notice of Annual and Special Meeting of Shareholders dated April 3, 2020

99.60	Amended Confirmation of Notice of Annual and Special Meeting of Shareholders dated April 13, 2020

99.61

Certification of Annual Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with filing of the AIF, annual financial statements and annual MD&A by CEO dated April 15, 2020

99.62

Certification of Annual Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with filing of the AIF, annual financial statements and annual MD&A by CFO dated April 15, 2020

99.63	Form of Proxy of Integra Resources Corp.

99.64	Management Information Circular dated May 1, 2020

99.65	Notice of Annual General and Special Meeting of Shareholders dated May 1, 2020

99.66	News Release dated May 7, 2020

99.67	Certification of Interim Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated May 15, 2020

99.68	Certification of Interim Filings Venture Issuer Basic Certificate of Integra Resources Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated May 15, 2020

99.69	Management's Discussion and Analysis of Integra Resources Corp. for the three-month periods ended March 31, 2020 and 2019

99.70	Unaudited Interim Condensed Consolidated Financial Statements of Integra Resources Corp. for the three-month periods ended March 31, 2020 and 2019

99.71	News Release dated June 5, 2020

99.72	Amendment to proposed form of Articles dated June 5, 2020

99.73	News Release dated June 17, 2020

99.74	Notice of Articles dated June 29, 2020

99.75	Certificate of Continuation dated June 29, 2020

99.76	Articles of Integra Resources Corp. dated June 29, 2020

99.77	News Release dated July 7, 2020

99.78	Consent of MNP LLP

99.79	Consent of John D. Welsh

99.80	Consent of Jeffrey L. Woods

99.81	Consent of Jack S. McPartland

99.82	Consent of Edward Max Baker

99.83	Consent of Thomas L. Dyer

99.84	Consent of Steven I. Weiss

99.85	Consent of Michael M. Gustin

99.86	Consent of Timothy Arnold